Exhibit 99.1

PLASTEC TECHNOLOGIES REPORTS FISCAL 2025 FINANCIAL RESULTS

Hong Kong – April 20, 2026 – Plastec Technologies, Ltd. (OTCBB: PLTYF) (the “Company”) today reported audited financial results for the fiscal year ended December 31, 2025.

Balance Sheet Highlights at December 31, 2025*

•	$5.4 million in cash and cash equivalents, compared to $5.7 million at December 31, 2024.
•	$5.3 million in working capital, compared to $5.6 million at December 31, 2024.
•	Book value per share of $0.41, compared to $0.43 at December 31, 2024.

* Balance Sheet highlights amounts are presented in U.S. dollars ($) based on a conversion rate of $1.0: HK$7.8, while financial tables/amounts at the end of this release are in Hong Kong dollars (HK$).

Recent Developments

As announced in August 2025, the Company applied for voluntary liquidations of its BVI-incorporated subsidiaries: Viewmount Development Limited, Sun Ngai Spraying and Silk Print Co. Ltd., and Sun Terrace Industries Ltd. The documents for the liquidations were filed with the Registry on March 24, 2026. The voluntary liquidations were commenced on the same date, and are expected to be completed in approximately 7 weeks.

Upon the completion of the voluntary liquidations, Plastec Technologies, Ltd. would no longer have any subsidiaries, or operating activities.

Management Comments

Mr. Kin Sun Sze-To, Chairman of the Company, stated, “In 2025, we initiated the liquidation of our BVI-incorporated subsidiaries, as part of a strategic move toward gradually reducing and/or ultimately eliminating ongoing operations. With these actions commenced in March 2026, we now are in a better position to evaluate and pursue future opportunities. Our cash balance of $5.4 million as of 2025 year-end, supports our going forward plan.”

Forward Looking Statements

This press release contains “forward-looking statements.” These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Actual results may differ from expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.

CONTACT:

Plastec Technologies, Ltd.

HL Ning, Chief Financial Officer

ning@plastec.com.hk

INVESTOR RELATIONS:

The Equity Group Inc.

Alice Zhang, Associate

(212) 836-9610 / azhang@theequitygroup.com

Lena Cati, Senior Vice President

(212) 836-9611 / lcati@theequitygroup.com

Plastec Technologies, Ltd April 20, 2026 .	Page 2

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2023	2024	2025
	HK$	HK$	HK$
Revenues	-	-	-

Operating expenses, net
Selling, general and administrative expenses – third parties	(3,084)	(4,813)	(2,885)
Selling, general and administrative expenses – a related party	-	-	(850)
Other income	-	118	64
Total operating expenses, net	(3,084)	(4,695)	(3,671)

Loss from operations	(3,084)	(4,695)	(3,671)

Interest income	4,065	4,543	1,732
(Loss)/profit before income tax expense	981	(152)	(1,939)

Income tax expense	(1,047)	(7,758)	-
Net loss and comprehensive loss attributable to the Company’s shareholders	(66)	(7,910)	(1,939)

Net loss per share:

Weighted average number of ordinary shares	12,938,128	12,938,128	12,938,128

Weighted average number of diluted ordinary shares	12,938,128	12,938,128	12,938,128

Basic net loss per share	HK$(0.005)	HK$(0.61)	HK$(0.15)

Diluted net loss per share	HK$(0.005)	HK$(0.61)	HK$(0.15)

Plastec Technologies, Ltd April 20, 2026 .	Page 3

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	December 31,	December 31,
	2024	2025
	HK$	HK$
ASSETS
Current assets
Cash and cash equivalents	44,171	42,324

Total current asset	44,171	42,324

Non-current asset
Property, plant and equipment, net	-	-
Total non-current asset	-	-

Total assets	44,171	42,324

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Other payables and accruals – third parties	538	480
Other payables and accruals – a related party	-	150
Total current liabilities	538	630

Total liabilities	538	630

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary shares (U.S.$0.001 par value; 100,000,000 authorized, 12,938,128 and 12,938,128 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	101	101
Additional paid-in capital	26,049	26,049
Accumulated other comprehensive income	(30)	(30)
Retained earnings	17,513	15,574
Total shareholders’ equity	43,633	41,694

Total liabilities and shareholders’ equity	44,171	42,324

Plastec Technologies, Ltd April 20, 2026 .	Page 4

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2023	2024	2025
	HK$	HK$	HK$

Operating activities
Net loss	(66)	(7,910)	(1,939)
Changes in operating assets and liabilities:
Deposits, prepayment and other receivables	(715)	4,269	-
Other payables and accruals	398	(635)	92
Tax payables	1,047	(12,980)	-
Net cash generated from/(used in) from operating activities	664	(17,256)	(1,847)

Investing activity
(Purchase)/Proceeds from disposal of plant and machinery	(7)	445	-
Net cash (used in)/generated from investing activity	(7)	445	-

Financing activity
Dividends paid	-	(35,321)	-
Net cash used in financing activity	-	(35,321)	-

Net increase/(decrease) in cash and cash equivalents	657	(52,132)	(1,847)

Cash and cash equivalents, beginning of year	95,646	96,303	44,171
Cash and cash equivalents, end of year	96,303	44,171	42,324

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest income	4,065	4,543	1,732
Hong Kong income taxes paid	-	16,930	-